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SEC Mail Processing Section RECEIVED MAY 29 2015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68648

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2014** (mm/dd/yy) AND ENDING **3/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **North Capital Private Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2825 E. Cottonwood Pkwy, Suite 500
(No. and Street)

Cottonwood Heights	**Utah**	**84121**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Dowd **415-315-9916**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM 6/2/15

OATH OR AFFIRMATION

I, **James P. Dowd**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **North Capital Private Securities Corporation**, as of **March 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Subscribed and sworn to by James P. Dowd before me on the 22nd day of May, 2015.

NOTARY PUBLIC
LINSEY M HARKNESS
676547
COMMISSION EXPIRES
APRIL 10, 2018
STATE OF UTAH

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North Capital Private Securities Corporation

March 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder
North Capital Private Securities Corporation

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Capital Private Securities Corporation as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Walnut Creek, California

May 28, 2015

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2015

Assets		
Cash and cash equivalents	$	200,252
Accounts receivable		10,663
Prepaid expenses		14,767
Deposits		1,829
Total Assets	$	227,511

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	27,916
Commissions payable		103,523
Deferred revenue		15,964
Due to affiliate		10,026
Total Liabilities		157,429
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		240,129
Accumulated deficit		(170,047)
Total Stockholder's Equity		70,082
Total Liabilities and Stockholder's Equity	$	227,511

See accompanying notes

North Capital Private Securities Corporation

Statement of Operations

For the Year Ended March 31, 2015

Revenue		
Investment banking fees	$	955,213
Other income		75,364
Total Revenue		1,030,576
Operating Expenses		
Commissions		816,883
Deal expenses		66,010
Professional fees		71,884
Regulatory fees		54,707
Other operating expenses		24,304
Rent		19,283
Communications		2,221
Total Expenses		1,055,292
Net Loss Before Taxes		(24,716)
Income tax		898
Net Loss	$	(25,614)

See accompanying notes

North Capital Private Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2015

	Common Stock	Accumulated Deficit	Total
April 1, 2014	$ 190,129	$ (144,433)	$ 45,696
Capital contribution	50,000	-	50,000
Net loss	-	(25,614)	(25,614)
March 31, 2015	$ 240,129	$ (170,047)	$ 70,082

See accompanying notes

North Capital Private Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2015

Cash Flows from Operating Activities		
Net loss	$	(25,614)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable		1,471
Prepaid expenses		(8,403)
Deposits		(1,712)
Increase (decrease) in:		
Accounts payable and accrued liabilities		15,306
Commissions payable		93,455
Deferred revenue		15,964
Due to affiliate		(10,310)
Net Cash Provided by Operating Activities		80,157
Cash Flows from Financing Activities		
Capital contribution		50,000
Net Cash Provided by Financing Activities		50,000
Net Increase in Cash and Cash Equivalents		130,157
Cash and cash equivalents at beginning of year		70,095
Cash and Cash Equivalents at End of Year	$	200,252
Supplemental Disclosures:		
Taxes and penalties paid	$	898

See accompanying notes

1. Organization

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Cottonwood Heights, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and the placement of securities of private companies.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees

Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2015 are as follows:

Federal	$ 25,344
State	10,699
Subtotal	36,043
Valuation Allowance	(36,043)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $36,043 has been established for those deferred tax assets that will more likely than not be unrealized. This is a $1,543 increase in the valuation allowance. The provision for federal and state taxes in the current year was $898 which includes penalties of $75.

At March 31, 2015, the Company has available both federal and state NOL carryforward totaling $45,799 and $62,746, respectively. The federal and California NOL carryforwards begin expiring in the year ending March 31, 2034 and 2033, respectively.

4. Risk Concentrations

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements. For the year ended March 31, 2015, 100% of private placement fees were generated by two Platform Partners.

For the year ended March 31, 2015, 53% of private placement fees were earned from one customer.

5. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder, with an effective date of January 1, 2015. For the year ending March 31, 2015, the Company incurred expenses of $39,690 related to this agreement, which includes rent, internet and other office expenses paid on the Company's behalf. At March 31, 2015, $10,026 was owed to North.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2015, the Company's net capital was $42,823 which exceeded the requirement by $32,327.

7. Subsequent Events

The Company has evaluated subsequent events through May 28, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

North Capital Private Securities Corporation

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2015

Net Capital		
Total stockholder's equity	$	70,082
Less: Non-allowable assets		
Accounts receivable		10,663
Prepaid expenses		14,767
Deposits		1,829
Total non-allowable assets		27,259
Net Capital		42,823
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $157,429 or $5,000, whichever is greater		10,496
Excess Net Capital	$	32,327

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2015)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of March 31, 2015	$	67,363
Decrease in stockholder's equity		(25,650)
Decrease in non-allowable assets		1,110
Net Capital Per Above Computation	$	42,823

See accompanying notes

North Capital Private Securities Corporation

Schedule II

March 31, 2015

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
North Capital Private Securities Corporation

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) North Capital Private Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that North Capital Private Securities Corporation met the identified exemption provisions for the year ended March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California

May 28, 2015

North Capital Private Securities Corporation
2825 East Cottonwood Parkway, Suite 500
Salt Lake City, UT 84121
Phone: (888) 625 7768

SEA 15c3-3 Exemption Report

I, James Dowd, Managing Director of North Capital Private Securities, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

James Dowd
Managing Director

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by North Capital Private Securities Corporation (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California

May 28, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended March 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068648 FINRA MAR

North Capital Private Securities Corporation

2825 E. Cottonwood Pkwy, Suite 500

Cottonwood Heights, UT 84121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $2,416

B. Less payment made with SIPC-6 filed (exclude interest) (390)
11/24/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,026

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,026

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,026

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Capital Private Securities Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 24 day of April, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 20 14 and ending March 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,031,686
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar expnese reimbursement income	65,218
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	65,218
2d. SIPC Net Operating Revenues	$ 966,468
2e. General Assessment @ .0025	$ 2,416

(to page 1, line 2.A.)

North Capital Private Securities Corporation

Annual Audit Report

March 31, 2015

ERNST WINTTER & ASSOCIATES
Certified Public Accountants